SEC

09055939

104

RECD S.E.C.

MAR 2 2009

503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VDM Institutional Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann-Marie Blackwood-Harrilal (646) 576-2943
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Ann-Marie Blackwood-Harrilal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VDM Institutional Brokerage, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

LESLIE D. DANIELS
Notary Public, State of New York
01DA6062432
Qualified in New York County
My Commission Expires September 24, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VDM Institutional Brokerage, LLC
(Formerly R&H Securities, LLC)

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member of
VDM Institutional Brokerage, LLC

We have audited the accompanying statement of financial condition of VDM Institutional Brokerage, LLC (the "Company") (formerly R&H Securities, LLC) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VDM Institutional Brokerage, LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2009

VDM Institutional Brokerage, LLC
(Formerly R&H Securities, LLC)

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 167,263
Receivable from clearing broker, net of allowance of $223,834	989,968
Deposit with clearing broker	250,000
Commissions receivable	113,322
Fixed assets, less accumulated depreciation of $1,374	10,145
Receivables from affiliates	39,000
Other assets	73,621
Total assets	$ 1,643,319
Liabilities and member's equity	
Liabilities:	
Payables to affiliates	$ 372,472
Accrual for legal expenses	100,000
Accrued compensation	178,580
Accrued expenses	363,848
Total liabilities	1,014,900
Member's equity	628,419
Total liabilities and member's equity	$ 1,643,319

The accompanying notes are an integral part of the statement of financial condition.

VDM Institutional Brokerage, LLC
(Formerly R&H Securities, LLC)

Notes to Statement of Financial Condition

December 31, 2008

1. Organization and Nature of Business

VDM Institutional Brokerage, LLC (the "Company"), a limited liability company, is a New York State company formed in 1995. The Company is a wholly-owned subsidiary of Mill Bridge IV, LLC ("MBIV"), which is an indirect wholly-owned subsidiary of Van der Moolen Holding N.V., (the "Parent Company"), which is based in Amsterdam, the Netherlands. The Company conducts its business for institutional clients as a broker on the floor of the New York Stock Exchange ("NYSE") and maintains a trading desk for its institutional brokerage services on other exchanges as well. As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional clients. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company is an introducing broker-dealer, which clears securities transactions on behalf of its institutional customers on a fully disclosed basis through Penson Financial Services. The Company also provides limited research services and investment strategies to financial institutions.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and member of Financial Industry Regulatory Authority ("FINRA").

On September 26, 2008, the name of the Company was changed from R&H Securities, LLC to VDM Institutional Brokerage, LLC.

On November 1, 2008, the institutional brokerage business of one of the Company's affiliates, VDM Trading, LLC, was transferred to VDM Institutional Brokerage, LLC.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. The Company considers money market accounts to be short-term, liquid investments and classifies such investments as cash and cash equivalents.

Receivable from Clearing Broker

Receivables from clearing broker represent cash received from commissions. The Company maintains a cash deposit with its clearing firm of $250,000 and is included as a deposit with clearing broker on the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from its clearing broker and customers. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. As of December 31, 2008 the Company maintained an allowance of $223,834 against its receivables from clearing broker.

Fair Value of Financial Instruments

In September 2006 the FASB issued SFAS Statement No. 157, Fair Value Measurement ("SFAS 157"). SFAS 157 is effective for the Company beginning January 1, 2008. As of December 31, 2008 the Company does not maintain any financial instruments, with the exception of money market accounts which are short term in nature and thus considered cash and cash equivalents. The effect of adopting SFAS 157 did not have a significant impact on the Company's financial condition.

Fixed Assets

Fixed assets, which consist of computer hardware, are carried at cost less related accumulated depreciation and are depreciated over a useful life of three years using the straight-line method.

Income Taxes

Income taxes are not payable or provided for by the Company. For income tax purposes, the Company is disregarded as an entity separate from its owner, MBIV, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii).

As a single-member LLC, the Company records taxes on a separate company basis as if it were a division of MBIV and is included in the state income tax return of MBIV. The Company's operating results are included, along with MBIV, in the consolidated federal income tax return filed by Van der Moolen USA, Inc. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized. For 2008,

2. Significant Accounting Policies (continued)

Van der Moolen USA, Inc. and MBIV will report a substantial loss on its consolidated federal and state income tax returns respectively, which will result in a substantial deferred tax asset, all of which will be offset by a valuation allowance. Therefore, the Company did not record any federal or state income tax benefit in 2008.

In June 2006, the Financial Accounting Standard Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 is effective for the Company beginning January 1, 2008. The effect of adopting FIN 48 did not have a significant impact on the Company's financial condition.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2008. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

3. Related Party Transactions

As of December 31, 2008, the Company has accrued a payable of $244,022 to Van der Moolen Specialists USA, LLC, $20,587 to Van der Moolen Capital Markets, LLC and $107,863 to Mill Bridge IV, LLC. The Company also has a receivable of $39,000 from VDM Financial Services B.V. These firms are affiliates of the Parent Company. In the regular course of business these affiliates pay expenses that include occupancy, legal, regulatory and employee compensation on behalf of the Company. The receivable balance represents trading services provided to the affiliated company less any applicable expenses. Transactions related to these services are settled in the normal course of business. The terms of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

On August 1, 2007 MBIV acquired 100% of the membership interest in the Company. The acquisition price consisted of an initial payment of $2.0 million, the return of capital to former members and a deferred earn out payment for the years 2007 and 2008.

4. Commitments and Contingencies

On October 6, 2008, the Company received an arbitration statement from a former employee seeking $500,000 in damages together with interest, expenses, expert fees and forum fees. The claim alleges that the Company failed to pay 20% commission that was owed from "new lines of business" brought to the Company. The complaint also alleges the Company misrepresented the support and compensation the claimant would receive. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 5, *Accounting for Contingencies*, the Company has accrued $100,000, which is included in the statement of financial condition as a legal reserve related to the probable future settlement that will be incurred as it relates to this complaint.

5. Guarantees

In the ordinary course of business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees, and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges in the event of member defaults. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely that the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Statement of Financial Condition as of December 31, 2008.

6. Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to a clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer's activity by reviewing

6. Financial Instruments With Off-Balance Sheet Credit Risk (continued)

information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. The Company also maintains a clearing deposit of $250,000 in the event that the Company is exposed to non-performance of its customers.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $457,652, which was $389,992, in excess of its required net capital of $67,660. The Company's net capital ratio was 221.76%. MBIV will infuse capital into the Company if the Company falls below regulatory early warning requirements.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

STATEMENT OF FINANCIAL CONDITION

VDM Institutional Brokerage, LLC
(Formerly R&H Securities, LLC)
December 31, 2008
With Report of Independent Registered Public
Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the Northeast regional office of the Securities and Exchange Commission, the region in which VDM Institutional Brokerage, LLC has its principal place of business.

Supplementary Report of Independent Registered Public Accounting Firm

VDM Institutional Brokerage, LLC
Year Ended December 31, 2008

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member of
VDM Institutional Brokerage, LLC

In planning and performing our audit of the financial statements of VDM Institutional Brokerage, LLC (the "Company") (formerly R&H Securities, LLC), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such as that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiencies in the internal control activities for the calculation of haircut on securities and aggregate indebtedness and for the accounting of certain accruals and receivables, reconciliation of intercompany balances, and double booking of certain revenues and expenses that we consider to be material weaknesses, as defined above. These deficiencies were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2008, and these deficiencies do not affect our report on the financial statements of the Company dated February 27, 2009. For the year ended December 31, 2008, errors in the recording of certain accruals resulted in a prior period adjustment of $49,348 and an under-accrual of $26,637. In addition, errors were identified in the recording of receivables of $14,778, resulting in an increase to non-allowable assets. For the year ended December 31, 2008 we also identified errors in the calculation of the excess net capital in the FOCUS report filed on January 27, 2009. Errors in the haircut calculation resulted in an increase in haircut on securities of $720 and an increase in the aggregate indebtedness balance of $343,200. These adjustments resulted in misstatements in the Company's general ledger and the December 31, 2008 quarterly FOCUS report. The Company has made corrective general ledger entries for purposes of their December 31, 2008 financial statements and has filed an amended FOCUS report on February 27, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the

Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives, except for the above matters related to the internal control activities for the calculation of haircut on securities and aggregate indebtedness and for the accounting of certain accruals and receivables. In addition, throughout our audit we identified deficiencies in the reconciliation of intercompany balances and double booking of certain revenues and expenses that we consider to be material weaknesses as defined above. For the year ended December 31, 2008, the Company double booked revenue in the amount of $45,517 and double booked expenses in the amount of $43,332. In addition, for the year ended December 31, 2008, errors in the recording of intercompany payables of approximately $33,770 were identified. These items were corrected prior to the filing of the December 31, 2008 quarterly FOCUS report filed on January 27, 2009.

This report is intended solely for the information and use of the Member, management, the SEC, the New York Stock Exchange, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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